                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON D.C. 20549

                                   FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year end December 31, 1999

                                       OR

[_]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

                       AMGEN RETIREMENT AND SAVINGS PLAN
                            (Full title of the plan)

                                   AMGEN INC.
                    (Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California                91320-1799
    (Address of principal executive offices)                     (Zip Code)

                       Amgen Retirement and Savings Plan

                              Financial Statements
                           and Supplemental Schedule

                     Years ended December 31, 1999 and 1998



                                    Contents

Report of Independent Auditors..........................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................  2
Statements of Changes in Net Assets Available for Benefits..............  3
Notes to Financial Statements...........................................  4

Supplemental Schedule                                                 Schedule

Schedule of Assets Held for Investment Purposes at End of Year..........  A

                         Report of Independent Auditors

Amgen Inc., as Named Fiduciary, and the Plan Participants of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP

May 26, 2000
Los Angeles, California

                       Amgen Retirement and Savings Plan

                Statements of Net Assets Available for Benefits


                                                          December 31
                                                     1999             1998
                                              --------------------------------
Assets
Investments at fair value                         $694,704,196    $438,830,171
Employee contributions receivable                      871,467         800,426
Employer contributions receivable                    1,087,551         935,605
Accrued interest and dividends                          24,232          38,096
                                              --------------------------------
Net assets available for benefits                 $696,687,446    $440,604,298
                                              ================================

See accompanying notes.

                       Amgen Retirement and Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                     Year ended December 31
                                                     1999             1998
                                              ---------------------------------
Additions to net assets:
 Employee contributions                           $ 34,456,717     $ 28,214,758
 Employer contributions                             25,751,763       22,813,735
 Interest and dividend income                       31,970,804       18,966,190
 Realized/unrealized gain                          178,969,323       90,894,285
                                              ---------------------------------
Total additions                                    271,148,607      160,888,968

Deductions from net assets - benefits paid         (15,065,459)     (15,091,254)
                                              ---------------------------------

Net increase                                       256,083,148      145,797,714

Net assets available for benefits at
 beginning of year                                 440,604,298      294,806,584
                                              ---------------------------------
Net assets available for benefits at end of
 year                                             $696,687,446     $440,604,298
                                              =================================

See accompanying notes.

                       Amgen Retirement and Savings Plan

                         Notes to Financial Statements

                               December 31, 1999


1. Description of Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993 and April 1, 1996, respectively), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 15% of their pretax annual compensation (a maximum contribution of $10,000 in 1999 and 1998). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 100% of the first 5% of eligible salary contributed by the employee per pay period. In addition, the Company supplements the above contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a Core contribution equal to 3% of each eligible employee's compensation each pay period.

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. Participants become vested in their allocated Company matching contributions and related earnings on a pro rata basis over a four-year period once they

                       Amgen Retirement and Savings Plan

1. Description of Plan (continued)

Vesting (continued)

have worked in excess of 1,000 hours within a Plan year. The Company Core contributions become 100% vested after five years of service, with no partial vesting during the five-year period. Company contributions become fully vested upon attainment of normal retirement age, disability or death.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) Company contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

Payments of Benefits

Upon retirement, a participant may elect to receive a lump-sum payment in cash and/or shares of the Company's common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. Participants hired before April 1, 1996 may also elect to have an insurance annuity contract purchased on the participant's behalf.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Loans can be made to a participant generally up to the lesser of an amount equal to 50% of the participant's vested account balance or $50,000, less any outstanding loans. The loans bear interest at average borrowing rates of certain major banks (ranging from 9.43% to 11.87%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant's account.

                       Amgen Retirement and Savings Plan

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Fidelity Management Trust Company acts as the Plan's trustee.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

                       Amgen Retirement and Savings Plan

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                December 31
                                            1999           1998
                                      ------------------------------
Amgen Inc. Stock Fund                    $231,234,930    $89,745,146
Fidelity Magellan Fund                    113,828,967     83,941,345
Fidelity Growth and Income Portfolio       82,202,660     76,567,285
Fidelity Retirement Money Market
 Portfolio                                 31,237,779     22,169,268
Fidelity Overseas Fund                     35,396,995     23,822,171
Fidelity Spartan U.S. Equity Index         52,567,255     42,385,329
Fidelity OTC Portfolio                     57,066,911     27,810,796

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $178,969,323 and $90,894,285, respectively, as follows:

                                                 Year ended
                                            1999            1998
                                     --------------------------------
Amgen Inc. Stock Fund                    $127,089,607     $42,404,859
Mutual funds                               51,879,716      48,489,426
                                     --------------------------------
                                         $178,969,323     $90,894,285
                                     ================================

                       Amgen Retirement and Savings Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 23, 1997, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5. Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

                             Supplemental Schedule

                                                                      Schedule A

                       Amgen Retirement and Savings Plan

                                EIN: 95-3540776
                                  Plan: 35274

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of
                                      Year

                               December 31, 1999


                                                     Description of                                  Current
            Identity of Issue                          Investment                    Cost             Value
-----------------------------------------------------------------------------------------------------------------
Amgen Inc.*                                Common stock 3,808,081 shares            $59,361,905      $231,234,930

Fidelity Magellan Fund*                    Mutual fund 833,118 shares                78,989,453       113,828,967

Fidelity Growth and Income Portfolio*      Mutual fund 1,743,059 shares              57,729,842        82,202,660

Fidelity Retirement Money Market
   Portfolio*                              Money market portfolio                    31,237,779        31,237,779

Fidelity Overseas Fund*                    Mutual fund 737,284 shares                24,949,317        35,396,995

Fidelity Spartan U.S. Equity Index*        Mutual fund 1,009,162 shares              32,310,152        52,567,255

Fidelity Short-Term Bond*                  Mutual fund 1,026,942 shares               8,900,605         8,729,012

Fidelity OTC Portfolio*                    Mutual fund 839,590 shares                33,409,853        57,066,911

Fidelity Asset Manager*                    Mutual fund 692,669 shares                11,915,575        12,731,262

Fidelity Asset Manager: Growth*            Mutual fund 1,035,241 shares              18,648,431        20,363,189

Fidelity Asset Manager: Income*            Mutual fund 294,045 shares                 3,547,970         3,581,467

Fidelity U.S. Bond Index Portfolio*        Mutual fund 424,490 shares                 4,543,214         4,325,553

Fidelity Contrafund*                       Mutual fund 511,960 shares                26,740,730        30,727,829

Neuberger Berman Genesis Trust             Mutual fund 30,651 shares                    591,519           644,903

Participant loans*                         Interest rates from
                                             9.43% to 11.87%                                  -        10,065,484

*Party-in-interest.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Amgen Retirement and Savings Plan
                                                     (Name of Plan)


Date:       6/16/00             By:  /s/ Barry D. Schehr
            -------                  ---------------------------
                                     Barry D. Schehr
                                     Vice President, Financial Operations,
                                     and Chief Accounting Officer
                                     Amgen Inc.

                       AMGEN RETIREMENT AND SAVINGS PLAN

                                INDEX TO EXHIBIT


Consent of Ernst & Young LLP, Independent Auditors                   Exhibit 1